Exhibit 99.5

Red White & Bloom’s Platinum Gets Nod for Launch in Arizona

-Platinum Vape products are sold in California, Michigan and Oklahoma and will be arriving in Arizona and Illinois in 20211-

-Once launched, Platinum will be available in 5 of the top 10 states in the US by cannabis revenue with sales in 2020 exceeding $7.6B2-.

-Platinum adds two more awards to their trophy case, including THC gummies and chocolates categories -

TORONTO, February 19, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (http://www.redwhitebloombrands.com/) (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is pleased to announce that its wholly owned subsidiary, Platinum Vape, (“Platinum” or “PV”) has been notified by its local MSO partner that it has received regulatory approval for PV to proceed with its planned expansion in Arizona.

Brad Rogers CEO & Chairman of RWB commented, “We can’t wait to get this horse out of the gate and make Platinum a household name in this enormous market. As cannabis commoditizes, brands will ultimately endure and thrive in the long-term. It is our intention to methodically launch Platinum in more and more markets as strategic opportunities present themselves, while growing and solidifying our vertical cannabis business in the Midwest.”

As selection of Platinum Vape’s popular products including Vapes, Darts, Gummies, Chocolates as well as premium cannabis flower.

Readers using news aggregation services may be unable to view the media above. Please access the Company’s profile on SEDAR for a version of this press release containing all published media.

1 Subject to closing of the pending acquisition in Illinois and receipt of regulatory approvals in each state.

2 Source: Leafly (https://leafly-cms-production.imgix.net/wp-content/uploads/2021/02/13180206/Leafly-JobsReport-2021-v14.pdf)

The initial launch will include a strategic selection of Platinum’s popular vape products including Indica, sativa, hybrid, and various CBD:THC ratio cartridges into 16 Arizona dispensaries. Platinum (https://houseofplatinum.com/) is an award winning company that offers a wide range of both THC and CBD based products across the highest consumption products and line extensions. The portfolio boasts Vapes, Darts, Gummies, Chocolates as well as premium cannabis flower. Although most frequently recognized as a leading vape supplier, PV has expanded the portfolio and is quickly gaining recognition, having recently won a Thrillist (https://www.thrillist.com/eat/nation/best-cannabis-edibles ) (best of 2020 Edible award for its Baked Apple Pie Gummies and a Farmers Cup (https://farmerscupofficial.com/farmers-cup-2-winter-2020/) 2nd place award for its Raspberry Cheesecake Chocolate Bar. PV continues to expand its award winning portfolio as it looks to also expand its availability in the US.

While expanding its product portfolio, RWB and PV remain committed to giving back to the communities they serve with targeted programs that align with our core values of championing social justice, diversity and inclusion.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the planned expansion of Platinum Vape in Arizona and the expansion of its product portfolio.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.